As filed with the Securities and Exchange Commission on May 30, 1997
                                                     Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 _______________
                                    KTI, INC.
             (Exact name of registrant as specified in its charter)
          NEW JERSEY                              22-2665282
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)
                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY  07093
                                 (201) 854-7777
(Address, including zip code, and telephone including area code, of registrant s principal executive offices)
                             ROBERT E. WETZEL, ESQ.
                                  C/O KTI, INC.
                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY 07093
                                 (201) 854-7777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
                              BRIAN HOFFMANN, ESQ.
                             MCDERMOTT, WILL & EMERY
                              50 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK  10020

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box./ /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         CALCULATION OF REGISTRATION FEE



 Title of each class    Number of Shares     Proposed maximum       Proposed maximum       Amount of
 of securities to be    to be                offering price per     aggregate offering     registration
 registered             registered           share (1)              price                  fee

 Common Stock, no       938,025              $8.25                  $7,738,706.25          $2,345.06
 par value

(1)                        Estimated solely for the purpose of calculating the
                           registration fee in accordance with rule 457(c) under
                           the Securities Act of 1933, as amended, based upon
                           the average of the high and low prices reported on
                           the NASDAQ National Market on May 27, 1997.
                           _______________
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

                                    KTI, INC.
                         938,025 SHARES OF COMMON STOCK
                                _______________
  This prospectus relates to the resale of an aggregate of 938,025 shares (the
"Shares") of common stock, no par value (the "Common Stock"), of KTI, Inc., a
New Jersey corporation (the "Company"), consisting of 291,688 Shares held by existing shareholders, 631,075 Shares issuable upon the exercise of warrants to purchase Common Stock (the "Warrants") and 15,262 Shares issuable upon the exercise of stock options to purchase shares of Common Stock (the "Stock
Options"), in each case, by the selling shareholders named herein (the "Selling
Shareholders").  The Shares may be offered for sale from time to time by the
Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions).
The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act.  See "Selling
Security Holders" and "Plan of Distribution."

     Of the 938,025 Shares offered hereby, 291,688 Shares are presently issued and outstanding, 631,075 Shares are issuable upon the exercise of the Warrants, 371,725 of which are exercisable at a price of $5.71 per share (301,731 of such Warrants have an expiration date of March 31, 2001 and 69,994 of such warrants have a November 1, 2001 expiration date), 210,000 of which are exercisable at a price of $7.14 per share (with an expiration date of June 1, 1999), 15,750 of which are exercisable at a price of $8.10 per share (with an expiration date of December 31, 1999), 2,100 of which are exercisable at a price of $8.10 per share
(with an expiration date of January 31, 2000), 15,750 of which are exercisable at a price of $5.71 per share (with an expiration date of April 30, 2001), and 15,750 of which are exercisable at a price of $6.67 per share (with an expiration date of April 30, 2002) and 15,262 Shares are issuable upon the exercise of Stock Options, which are exercisable at a price of $3.46 per share
(with an expiration date of January 17, 2004). The exercise price and the number of shares issuable upon exercise of the Warrants and Stock Options are subject to adjustment in the event of stock splits, stock combinations, mergers, reorganizations, and other transactions involving the Company. If all of the Warrants are exercised, the Company will receive proceeds of approximately
$3,963,000. If all of the Stock Options are exercised, the Company will receive proceeds of approximately $52,800. The proceeds from the sale of the Shares hereunder will be received solely by the Selling Shareholders.

     The Common Stock is listed on the NASDAQ National Market System under the symbol "KTIE." On _________, 1997, the last reported sale price of the Common
Stock, as reported on the NASDAQ National Market System, was $____ per share.

            AN INVESTMENT IN THE SECURITIES OFFERED PURSUANT TO THIS
              PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE
                 OF RISK.  SEE "RISK FACTORS" AT PAGES 9 TO 14.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is _________, 1997.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the
"Commission") a Registration Statement on Form S-3 (referred to herein, together with all other amendments and exhibits, as the "Registration Statement") under the Securities Act for the registration of the Common Stock offered hereby.
This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, exhibits, schedules thereto, and the financial statement and notes thereto filed or incorporated by reference as a part thereof.
Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission s regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.
Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference and made a part of this Prospectus:

     (i)  Annual Report on Form 10-K for the fiscal year ended December 31,
1996;

     (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;
and

     (iii)     Report on Form 8-K dated as of May 28, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to:

                                    KTI, Inc.
                               7000 Boulevard East
                          Guttenberg, New Jersey  07093
                          Attention:  Robert E. Wetzel
                        Telephone Number:  (201) 854-7777

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements contained herein or incorporated by reference herein that are not historical facts, including but not limited to statements regarding the Company's current business strategy, prospective joint ventures, and plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors in addition to the foregoing that could cause actual results to differ materially are the following: (i) the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; (ii) competitive factors such as availability of less expensive waste disposal outlets or expanded recycling programs that may significantly reduce the amount of waste products available to the Company's facilities; (iii) any further restructuring of the Company's power purchase agreement with Central Maine or any restructuring of the Company's power purchase agreements with Bangor-Hydro and Florida Power (iv) changes in labor, equipment and capital costs; (v) the ability of the Company to consummate any contemplated joint ventures and/or restructuring on terms satisfactory to the Company; (vi) changes in regulations affecting the waste disposal and recycling industries; (vii) the ability of the Company to comply with the restrictions imposed upon it in connection with its outstanding indebtedness; (viii) future acquisitions or strategic partnerships;
(ix) general business and economic conditions; and (x) other factors described from time to time in the Company's reports filed with the Commission. The
Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private
Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                                     SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference herein. All share numbers have been adjusted to give effect to a 5% stock dividend paid on March 28, 1997.

     Certain statements under this caption "Summary" constitute "Forward-Looking
Statements" within the meaning of the Securities Act and the Exchange Act. Such forward-looking statements involve known and unknown risks and uncertainties.
See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

THE COMPANY

     KTI, Inc. (individually and collectively with its subsidiaries and an affiliate, the "Company"), incorporated in New Jersey in 1985, is focused on the development of an integrated waste handling business, providing waste recycling, processing and disposal capabilities, specialty waste disposal services, facility operations and recycling of ash combustion residue. The Company is a holding company, and substantially all of its operating assets are owned by corporate and partnership subsidiaries and an affiliate. The principal executive offices of the Company are located at 7000 Boulevard East, Guttenberg, New Jersey 07093. Its telephone number is (201) 854-7777.

     The Company's current business plan for its integrated waste handling business includes the following elements: (i) to maximize the refuse derived fuel ("RDF") production and operating efficiencies at the Company's waste-to-energy facilities, (ii) to continue to focus on lowering expenses of its waste-to-energy facilities, including identifying less costly means of disposal or by utilizing recycling opportunities for municipal solid waste
("MSW") process and ash combustion residues, (iii) to utilize its expanded specialty waste disposal capabilities (an increase in the amounts of specialty waste processed by the Company is planned to offset the effects of the seasonal nature of the traditional MSW market and the uncertainties of the MSW spot market, which would increase revenue due to the higher tipping fees that the Company believes its facilities will be able to charge for processing such wastes), (iv) to enhance the value of its wood waste processing business by expanding the utilization of available capacity through the acquisition of additional materials and expanding the menu of materials processed, (v) to recycle ash produced by waste-to-energy facilities, (vi) to expand its waste brokerage service, and (vii) to utilize its experience gained in restructuring the power supply contract of one of the Company's waste-to-energy facilities, in waste handling and processing, in turning around troubled facilities and in operating waste facilities by acquiring an interest in or assuming operational responsibility for other waste disposal or recycling facilities in financial or operational distress.

     The implementation of parts of the foregoing business plan has only recently commenced and there can be no assurance that such plan will be successful.

RECENT DEVELOPMENTS

     One of the Company's indirect subsidiaries, Kuhr Technologies, Inc.
("Kuhr") is the 10% general partner of Maine Energy Company, Limited
Partnership, a Maine limited partnership ("Maine Energy"), one of the Company's waste-to-energy facilities. Another subsidiary of the Company holds a 64.15% limited partner interest in Maine Energy.

     The Company indirectly owns 919,173 shares of Kuhr common stock, approximately 84% of the 1,094,580 shares currently outstanding. The remaining
175,407 shares are owned by 51 minority shareholders. Kuhr presently owes the Company $6.4 million, representing loans advanced by the Company on behalf of Kuhr in connection with Kuhr's investment in Maine Energy. Kuhr has no source of funds available to service such debt. The Company has offered to accept additional shares of common stock of Kuhr in lieu of interest on the $6.4 million debt. Such offer will be presented to the Kuhr shareholders for their approval at the Annual Meeting of Shareholders of Kuhr to be held on June 10, 1997. If this offer is accepted, the Company's ownership in Kuhr would increase to approximately 96%. The Company has offered to buy Kuhr common stock owned by minority shareholders at a price of 10 cents per share prior to June 10, 1997, and for a price of 5 per share cents thereafter. To date shares representing approximately 2% of Kuhr's common stock presently outstanding have been purchased.

     The Company is currently discussing with Bangor Hydro Power Company
("Bangor Hydro") a proposed restructuring of the Power Purchase Agreement (the
"Bangor Hydro PPA") between Bangor Hydro and a subsidiary of the Company, Penobscot Energy Recovery Company, Limited Partnership, a Maine limited partnership ("PERC"), to reduce the costs to Bangor Hydro's ratepayers. PERC owns and operates a waste-to-energy facility in the Town of Orrington, Maine
(the "Town").  Town has issued Floating Rate Demand Resource Recovery Revenue
Bonds, which bonds are tax-exempt, in the aggregate principal amount of $81 million (the "Bonds"). The proceeds of the bond issuance were loaned to PERC to finance the acquisition and construction of the waste-to-energy facility. Other parties to the restructuring discussions include PERC Management Company and Energy National, Inc., the general partners of PERC, Prudential Insurance
Company of America, a limited partner of PERC ("Prudential"), the approximately
250 communities served by PERC, the Finance Authority of Maine ("FAME") and the State of Maine.

     Pursuant to the terms of the proposed restructuring, Bangor Hydro will make a lump sum payment of $8 million and Bangor Hydro will be entitled to receive rebates from PERC, which amounts would have otherwise been distributed to the partners of PERC. If Bangor Hydro receives the projected annual rebate during any of 1997, 1998, 1999, or 2000, then Bangor Hydro will pay PERC
$500,000 for such year. To the extent that the actual rebate is less than the projected amount, the $500,000 payment by Bangor Hydro will be reduced dollar for dollar, but in no event will PERC or its partners be obligated to make any payments to Bangor Hydro. In connection with the proposed restructuring of the Bangor Hydro PPA, the Bonds will be restructured to extend the maturity of the Bonds and reduce the mandatory sinking fund payments. In addition, FAME will credit enhance the Bonds.

     Among the conditions to the consummation of the proposed restructuring, the
State of Maine must enact certain legislation permitting the transactions
contemplated by the restructuring.   On May 14, 1997, both houses of the Maine
legislature passed such legislation and the bill will be presented to the
Governor for signature by the end of May.  Although the Governor has indicated
that he will sign the bill, there can be no assurance that the bill will be signed into law.

     In connection with the proposed restructuring, the Company and Prudential entered into a letter agreement pursuant to which the Company may acquire an additional limited partner interest in PERC, of approximately 43%, for an amount up to $9.5 million. The acquisition of the limited partner interest from Prudential is conditioned upon, among other things, the consummation of the proposed restructuring.

     There can be no assurance that the proposed restructuring of the Bangor
Hydro PPA or the acquisition of the limited partner interest in PERC will be consummated, or, if consummated, on terms that are not materially or adversely different from those described above.

     In April, 1996, the Company entered into agreements with American Ash
Recycling Corp., a Florida corporation ("AAR"), pursuant to which the Company acquired a 60% limited partnership interest in a limited partnership formed to operate a municipal waste combuster ("MWC") ash recycling facility in the State of Maine (the "Maine Partnership"). The Maine Partnership is in the process of obtaining its federal, state and local permits and the Company agreed to become a 60% limited partner, if appropriate, in up to eight (8) more ash recycling facilities that may be developed by AAR through December, 1999.

     The Company believes that the Company's efforts to obtain operating permits for the Maine Partnership's ash recycling facility were instrumental in Maine
Energy's ability to negotiate a reduced disposal fee with a third-party ash landfill owner. Under the renegotiated contract, Maine Energy's ash disposal fee was reduced to $46 per ton from $76 per ton. Maine Energy shares a portion of the ash disposal fee savings with the Maine Partnership.

     In May, 1997, the Company concluded that the prospects for building an ash recycling facility in the State of Maine in the near future were poor, a view not shared by AAR. To resolve these differences, the Company and AAR both agreed that KTI Ash Recycling, Inc., a subsidiary of the Company ("KTI Ash
Recycling") would withdraw from the Maine Partnership.  In exchange, KTI Ash
Recycling will receive a portion of the ash disposal savings. Maine Energy will distribute 24% of the ash disposal savings, beginning with ash disposal savings accruing after April 1, 1997, directly to KTI Ash Recycling until such time as KTI Ash Recycling has received $1,408,172 in cumulative distributions. KTI Ash
Recycling will be entitled to receive 18% of all distributions thereafter.

     In the fourth quarter of 1996, the Company acquired Timber Energy
Investments, Inc. ("TEII"), a Florida-based company. TEII and its subsidiaries own, among other facilities, a 14-megawatt power plant in Telogia, Florida which processes biomass waste and sells electricity to the Florida Power Company under a long-term contract. The construction of the power plant was financed with $13.4 million of tax-exempt debt. The Company is presently in negotiations to refinance the $13.4 million tax-exempt bonds to release the credit enhancement provided by Continental Casualty Company ("CNA"). The closing of this transaction is tentatively scheduled for June, 1997. No assurance can be given that the Company will be able to refinance the tax-exempt bonds.

     On April 21, 1997, KTI Recycling, Inc. ("Recycling"), a wholly owned subsidiary of the Company, executed a term sheet with Prins Recycling Corp. and certain of its subsidiaries (collectively, "Prins"), a corporation currently operating as a debtor in possession in bankruptcy reorganization proceedings under Title 11 of the U.S. Code pending in the United States Bankruptcy Court for the District of New Jersey, pursuant to which Recycling will acquire the assets of Prins. Prins currently operates three paper recycling facilities in Franklin Park, Illinois, Charlestown, Massachusetts, and Newark, New Jersey.
Pursuant to negotiations with the Committee for Unsecured Creditors (the
"Committee") in the Prins bankruptcy proceeding, the term sheet was modified on May 27, 1997.

     The modified term sheet provides that Recycling will purchase all of the assets of Prins, other than certain assets specifically excluded by Recycling, for cash and notes in the amount of $13.1 million and the assumption of $500,000 in trade payables. The notes will be accepted by PNC Bank, National Association
("PNC"), Prins' principal secured creditor, at par. In the event that any assets of Prins are sold after April 21, 1997, but before the closing date, such sales, if approved by Recycling, will reduce the above purchase price dollar for dollar. If any sale of assets are made without Recycling's approval, the offer may be withdrawn by Recycling. In addition, Recycling has the right to require
Prins to accept or reject any contract of Prins, currently in effect. Pursuant to the term sheet, the Company will contribute $1 million in working capital to Recycling.

     The term sheet also provides that if any of the Prins facilities, other than the Franklin Park facility, are sold to another purchaser, Recycling will be entitled to a breakup fee payable from the proceeds of such sale equal to the lesser of $250,000 or 150% of Recycling's out of pocket costs. Prins may not solicit any offers to purchase the facilities from any third party. In addition, Prins has agreed to request that the Bankruptcy Court provide that any higher offer, other than an offer for only the Franklin Park facility, must exceed Recycling's offer by not less than $300,000. Recycling's right to receive the breakup fee is contingent upon Recycling executing a definitive agreement to purchase such assets, which agreement shall be subject only to Bankruptcy Court approval and due diligence with respect to environmental matters, which due diligence must be completed within 45 days after the Bankruptcy Court approves the terms of the deal, and which will contain customary representations, warranties and covenants. The Bankruptcy Court must approve an Operations and Maintenance Agreement (the "Management Agreement") in the form executed by Prins and KTI Operations, Inc., a wholly owned subsidiary of the Company on April 21, 1997. Definitive purchase agreements must be executed within one week after the Bankruptcy Court approves the Management
Agreement, the breakup fee and the minimum increase in bid.

     On April 21, 1997, Recycling entered into an agreement with PNC, which agreement was modified on May 22, 1997 after discussion with the Committee, pursuant to which PNC agreed to advance additional funds to Prins up to a maximum of $9.5 million, an increase of approximately $1 million. The Company agreed to guarantee up to 40% of such additional advances, subject to a maximum guaranty of $400,000. In addition, subject to Bankruptcy Court approval, Recycling agreed to purchase the Franklin Park, Illinois facility of Prins for a purchase price of $2 million, if such facility is not sold to a third party prior to July 31, 1997. Recycling's obligation to purchase the Franklin Park, Illinois facility is secured by a $1 million letter of credit arranged by the Company. The $1 million letter of credit is guaranteed by three individuals, one of whom is an officer of the Company. As consideration for such guarantees, the guarantors received a fee of $15,000 and warrants to purchase 15,750 shares of Common Stock at $8.095 per share. The warrants expire five years after the date of issue.

     In the event that Recycling purchases all of the assets of Prins, or the Franklin Park, Illinois facility, PNC has agreed to accept a portion of such purchase price in the form of short term notes. In addition, the Company has agreed to issue a warrant to PNC to purchase 30,000 shares of its Common Stock at an exercise price of $8.50 per share. The warrant will expire on April 30, 2002. The shares of Common Stock covered by the warrant are subject to a registration rights agreement which requires the Company to register such shares.

     On May 28, 1997, the Bankruptcy Court for the District of New Jersey entered an order approving the terms set forth in the modified term sheet, as set forth above, and the Management Agreement, subject to the execution of a definitive purchase agreement.

     In connection with such order, on May 22, 1997, the Company, Prins, PNC and the Committee modified the term sheet and the agreement with PNC by reading certain modifications into the record of the hearing. Such modified terms provided that: (i) Prins shall give notice of the agreement with the Company to parties who have expressed an interest in acquiring the Prins facilities within ten days of the entry of the order recording the court proceedings; (ii) any third party wishing to purchase either the Charlestown facility or the Newark facility must submit a written bid by 5:00 p.m. EDT on July 7, 1997 (an
"Alternate Bid"); (iii) if an Alternate Bid is submitted in a timely fashion, a hearing will be held on July 10, 1997 and if such Alternate Bid is accepted, such third party bidder must immediately execute an asset purchase agreement and make a down payment of $1,000,000 by certified check or deposit of a letter of credit from a bank previously approved by Prins, PNC and the Committee; (iv) any third party wishing to purchase the Franklin Park facility must submit a written bid at least ten days in advance of any scheduled hearing for such sale, which hearing is currently scheduled to be held on the later of September 16, 1997 or a decision of the Bankruptcy Court to deny confirmation of the plan of reorganization pursuant to which all of the Prins facilities will be sold to Recycling; (v) a successful bidder for the Franklin Park facility must execute an asset purchase agreement and deposit a down payment equal to $1,000,000 in cash or cash equivalents and consummate such sale within five business days; and
(vi) for purposes of the plan or reorganization, PNC will be deemed to be an impaired creditor.

     The Company has entered into an agreement with First Analysis Corporation
("First Analysis") pursuant to which First Analysis will provide strategic advice, analytical services and deal flow to the Company. As compensation for such services, the Company will issue warrants to purchase 75,000 shares of Common Stock at an exercise price of $9.00 per share and warrants to purchase
25,000 shares of Common Stock at an exercise price of $10.00 per share. The warrants will expire six years after the date of issue.

     The Company is presently in negotiations to issue, in one or more privately negotiated transactions, up to 487,500 shares of a new Series A
Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred, which will not have been registered under the Act and which would not be subject to offer or sale in the United States absent registration or an applicable exemption from registration requirements, is expected to not pay dividends and be callable at the end of five years by the Company at a premium. The Series A
Preferred Stock is expected to be convertible into Common Stock of the Company at $8.00 per share. In addition, it is anticipated that the Series A Preferred holders will receive detachable warrants, exercisable at a price of $9.00 per share and having an expiration date six years from the date the Series A
Preferred were issued. The Company, under the proposed terms, would be able to compel conversion of the Series A Preferred under certain circumstances.

     It is anticipated that the Series A Preferred would be junior to the Company's preferred stock with no conversion features or associated warrants, and would be pari passu to other convertible preferred series. The Series A
Preferred would be senior to Common Stock in the event of liquidation, sale or merger of the Company. The Series A Preferred holders would be entitled to registration of the underlying shares of Common Stock within 120 days of closing. The Company expects that the Series A Preferred holders would have the right to nominate one person for election to the Board of Directors.

     In addition, the Company is presently in negotiations to issue, in one or more privately negotiated transactions, up to $15 million of a new Series B
Convertible Preferred Stock (the "Series B Preferred"). The Series B Preferred, which will not have been registered under the Act and which would not be subject to offer or sale in the United States absent registration or an applicable exemption from registration requirements, is expected to have a market rate coupon and be redeemable on the seventh anniversary of issue at its liquidation value. The Series B Preferred is expected to be callable, after the third anniversary of its issuance at a premium, which premium is expected to decline to zero by the sixth anniversary of the issuance of the Series B Preferred. The
Series B Preferred is expected to be convertible into Common Stock of the Company at a price per share representing a premium above the per share price on the date of issue. The Company, under the proposed terms, would be able to compel conversion of the Series B Preferred under certain circumstances.

     The Company, under the proposed terms, would be able to compel an exchange of all of the then outstanding Series B Preferred for subordinated convertible debt of the Company at any time on a dividend payment date. The subordinated convertible debt would have similar terms and an equivalent interest rate, without adjustment for the dividend received deduction. It is anticipated that the Series B Preferred holders may require the Company to redeem the Series B
Preferred in the event of a change of control of the Company.

     It is anticipated that the Series B Preferred would be pari passu with the Series A Preferred and would be senior to Common Stock in the event of liquidation, sale or merger of the Company. The Series B Preferred holders may prohibit the issuance of preferred stock senior to Series B Preferred or pari passu with it, unless certain financial ratios have been obtained. The Series B
Preferred holders would be entitled to registration of the Series B Preferred and the underlying shares of Common Stock within 180 days of closing.

     There can be no assurance that the Company will issue either the Series A
Preferred or the Series B Preferred, or, if issued, that the terms thereof will not be materially adversely different from the terms described above.


THE OFFERING

     This prospectus relates to the resale of (a) 291,688 Shares presently held by existing shareholders; (b) 421,075 Shares to be issued to certain debtholders upon exercise of Warrants issued in connection with the placement of $2,503,314 in short term debt; (c) 210,000 Shares to be issued to a financial advisor of the Company upon exercise of Warrants; and (d) 15,262 Shares to be issued to an officer of the Company upon the exercise of certain stock options, having an exercise price of $3.63 per share.

     During March, April, June and July 1996, the Company privately placed
$2,503,314 in short term notes and Warrants representing the right to acquire
468,167 shares of Common Stock, which constitute a portion of the Shares offered hereby. (20,824 of these shares are not being registered hereunder at the request of the owner of such warrant and 26,268 shares have been issued to date pursuant to the exercise of such warrants and are included in the 291,688 Shares offered hereby which are presently held by existing shareholders.) No portion of the purchase price of the short term notes and such Warrants was allocated to such Warrants. The exercise price of the Warrants is subject to adjustment under certain circumstances. 301,731 of the Warrants are exercisable through March 31, 2001 and 69,994 of the Warrants are exercisable through June 30,
2001. As part of the private placement transaction, the Company entered into a registration rights agreement with each purchaser of short term debt and Warrants under which the Company agreed to file the Registration Statement of which this Prospectus is a part. $2,003,314 of the short term debt was repaid on July 31, 1996 and the balance was repaid on October 31, 1996.

     In June 1996, the Company entered into a consulting agreement (as amended, the "Consulting Agreement") with L. T. Lawrence & Co., Inc. ("LTL"), whereby LTL agreed to provide the Company with financial advisory services and, in partial consideration therefor, the Company granted LTL certain Warrants representing the right to buy 210,000 shares of Common Stock (the "LTL Warrants"), which constitute a portion of the Shares offered hereby. The exercise price of the LTL Warrants is $7.14 per share of Common Stock, subject to adjustment under certain circumstances. The LTL Warrants are currently exercisable and expire on June 1, 1999. In accordance with the registration rights agreement between the Company and LTL, the Company is including the Shares underlying the LTL Warrants in this Registration Statement.



                                  RISK FACTORS

     Investors should consider very carefully each of the following risk factors and all other information contained in this prospectus.

LOSSES AND ACCUMULATED DEFICIT OF THE COMPANY AND UNCERTAINTY OF FUTURE
FINANCIAL RESULTS

     Prior to 1996, the Company has historically not operated at a profit and has historically lacked cash resources. As of December 31, 1996, the Company had an accumulated deficit of $12,939,642. During the fiscal year ended
December 31, 1995, the Company had a net loss of $1,331,494, and during the fiscal year December 31, 1996, the Company had net income of $13,366,352.
There can be no assurance that the Company will be able to operate profitably in the future. Continued operating losses could impact the long-term viability of the Company.

HOLDING COMPANY STATUS OF THE COMPANY

     The Company is a legal entity separate and distinct from its subsidiaries and an affiliate, which operate substantially all of the Company's businesses.
Accordingly, the right of the Company to utilize any assets or earnings of any one subsidiary or the affiliate to finance the growth of any other of its subsidiaries or affiliate is necessarily subject to the prior claims of creditors of the subsidiaries and the affiliate. In addition, the payment of management fees and the distribution of the cash flow generated by certain subsidiaries and the affiliate of the Company are subject to substantial restrictions as a result of agreements with their lenders and as a result of agreements with the Company's lender. Certain financing and the long-term waste handling agreements of Maine Energy, the owner and operator of a waste-to-energy facility in which the Company has an approximately 74.15% ownership interest, require that all available cash flow be applied to the redemption of indebtedness in full before any distribution to partners. The Company's current ability to utilize internally generated cash flow as a means of financing expansion is limited. As a result, the liquidity of the Company is adversely affected, which could result in the need to raise additional cash through the sale of securities of the Company, some of which may include sales of Common
Stock at less than the then prevailing market prices which may dilute existing stockholders and make less likely the payment of cash dividends on Common Stock.

NEED FOR ADDITIONAL FINANCING

     The Company's strategy to foster expansion of its business includes, in part, the development of new businesses or the acquisition of the ownership of, or operational responsibility for, additional businesses in the waste handling industry. This strategy may require the Company to raise additional cash through offerings of either equity or debt or both, including sales of Common Stock at prices less than the then prevailing market price. The success of the Company's planned expansion will depend upon a number of factors not entirely within the Company's control, including, among others, the terms and availability of additional financing, the regulatory climate in which the Company operates, and other general economic and business conditions. There can be no assurance that additional financing, through bank borrowings, debt or equity financings or otherwise, will be available to the Company on acceptable terms. Further, the Company's existing revolving credit facility (the "Credit
Facility") and the Company's outstanding 8% note contain restrictions on the Company incurring additional debt.

COMPETITION

     The Company experiences significant competition in each of its waste handling markets. Maine Energy and PERC compete with landfills and several waste-to-energy facilities and municipal incinerators in Maine and the New
England region. However, the volume of MSW produced in the New England region has historically increased and the Company believes that it is likely to continue to increase while the availability of landfills for waste disposal is likely to continue to decline. Even though the implementation of recycling programs to reduce MSW has increased, the Company believes that there are limits on the percentage of MSW that ultimately can be recycled and that alternatives for disposal of MSW will continue to be needed. In addition, the Company has begun to focus on the industrial waste market as an ancillary source of waste for the Maine Energy and PERC facilities and as a means of reducing its reliance upon the MSW market. Specifically, KTI Specialty Waste Services, Inc. and SEMCO
Specialty Environmental Management Company, LLC have been formed to acquire specialty waste products for these facilities.

     The Company believes that the RDF technology employed by the Maine Energy and PERC facilities compares favorably with the mass-burn technology utilized by many other waste-to-energy facilities. In RDF systems, MSW is preprocessed to remove various non-combustible items which are recycled or landfilled. This results in a significantly reduced volume of ash residue, thereby lowering ultimate disposal costs, and is also complementary to current recycling programs.

     The wood waste processing facility operated by KTI Bio Fuels, Inc., a subsidiary of the Company ("KTI Bio Fuels"), in Lewiston, Maine competes with landfills and operators of portable wood chipping equipment. KTI Bio Fuels is, however, with Maine Energy and PERC, part of an integrated waste handling company which both processes wood waste into wood chips and also destroys it through combustion. The Company believes that this integrated process will become increasingly attractive to wood waste generators such as electric and telephone utilities who are seeking a means of eliminating many potential environmental liabilities associated with traditional means of landfill disposal.

     The Telogia facility competes for biomass fuel supply with paper companies which employ on site power generation. As the Company moves toward tipping fee based waste fuels this facility's dependence on the current fuel supply will be decreased. The facility is permitted to combust 100% of such tipping fee based fuels. Competition for tipping fee based material will principally come from landfills whose cost structure is higher than that of the Telogia Facility.
Local landfill costs for biomass waste products range from $15 to $25 per ton, while the cost of processing the material ranges from $5 to $8 per ton at the Telogia Facility.

     Competition for the Company's ash recycling subsidiary is primarily from ash landfills. The Company believes its ash recycling facilities will be able to compete favorably based on historical prices charged by these landfill operators, although there can be no assurance that it will do so.

     Manner Resins, Inc., acquired by the Company in November, 1996, ("Manner"), competes with several other recycled plastic brokers and direct marketing from plastic recycling plans for the post-industrial plastic scrap and with materials recovery facilities for post-consumer plastics.

     The Company believes that Manner will continue to be competitive and will be able to increase revenues and maintain its operating margin as a result of its knowledge of the plastic recycling market and its reputation and relationship with its customer base.

RELIANCE ON ELECTRIC UTILITIES AND POWER PURCHASE AGREEMENTS

     Each of the Maine Energy facility, the PERC facility and the Telogia facility has been certified by the Federal Energy Regulatory Commission as a "qualifying small power production facility" under the Public Utility Regulatory
Policies Act of 1978 ("PURPA") and regulations promulgated thereunder, which grants an exemption for such facilities from most federal and state laws governing electric utility rates and financial organization. A qualified small power production facility is exempt from the Public Utility Holding Company Act of 1935 and from certain state laws and regulations governing electric utility rates and financial organization, and, the rates charged by Maine Energy, PERC and the Telogia facility for their acceptance of waste at their respective facilities are not subject to regulation under existing state and federal law.

     PURPA requires that electric utilities purchase electricity generated by qualifying facilities at a price equal to the purchasing utility's full "avoided cost." Avoided costs are defined by PURPA as the incremental costs to the electric utility of electric energy or capacity or both which, but for the purchase from the qualifying facility, such utility would generate itself or purchase from another source.

     There are certain risks that the terms of such power purchase agreements may be altered or changed in a manner adverse to Maine Energy, PERC and the Telogia facility, primarily due to a bankruptcy of the contracting utility.
These risks are particularly heightened, as to Maine Energy and PERC, at the present time because of the existence of excess energy capacity in the New
England area. The rates in the Maine Energy and PERC agreements were established based upon predictions made more than ten years ago as to what each of Central Maine Power Company ("Central Maine") and Bangor Hydro would spend to provide the same energy and capacity as Maine Energy or PERC, as applicable, over the terms of the power purchase agreements. Contrary to the assumptions built into the contract prices, energy demand did not grow as fast as predicted and oil prices decreased, rather than increased. Central Maine and Bangor Hydro may thus currently purchase energy and capacity on the open market for significantly less than they are obligated to pay Maine Energy and PERC, respectively, under the power purchase agreements.

DEPENDENCE ON SOURCES OF SUPPLY OF FUEL

     The waste-to-energy facilities operated by Maine Energy and PERC are dependent upon MSW and, if required, supplementary fuel sources (including wood chips such as those produced by KTI Bio Fuels) that are processed in order to generate electricity. In 1995, approximately 70% of the total MSW processed by Maine Energy was received from sources other than parties with whom Maine Energy has long-term waste disposal agreements. Competition within the waste handling and disposal industry for spot market MSW may impede a steady, reliable supply of MSW and may also result in decreased tipping fees for the disposal of such MSW. Moreover, even under the long-term agreements, the volume of MSW is seasonal in nature. A decrease in the availability of MSW might force the Maine
Energy and PERC facilities to utilize supplemental fuels in their electric generating processes. Maine Energy and PERC are paid tipping fees for the disposal of MSW, but must expend money for the purchase of supplemental fuels as required, which increases their overall fuel costs. Maine Energy is currently utilizing no supplemental fuels for its electric generating processes as it has been able to meet its fuel supply needs through MSW disposal contracts. Maine
Energy intends to use as little supplemental fuel as possible over the term of the Power Purchase Agreement with Central Maine due to the decreased prices for the electricity that it will generate and sell to Central Maine. The PERC facility is currently utilizing supplemental fuels for its electric generating processes but currently purchases no wood chips for use as supplemental fuel from the KTI Bio Fuels wood waste processing business, which currently is selling its entire output of wood chips to purchasers other than Maine Energy and PERC.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS

     Federal, state, and local environmental laws govern discharges of pollutants and the generation, transportation, storage, treatment and disposal of solid waste. These laws (i) establish standards governing most aspects of the operation of the waste-to-energy facilities of Maine Energy and PERC, KTI
Bio Fuels' wood waste processing facility, AART's ash recycling facility and Timber Energy's biomass waste to energy plant in Telogia, Florida and (ii) generally require multiple governmental permits in order to continue the operation of these facilities. The Company believes it has all permits necessary to operate the Maine Energy, PERC, KTI Bio Fuels, AART and Timber
Energy facilities in the manner that each of them is currently operating.
However, there can be no assurance that all required permits will be renewed following their expiration. In some cases the renewal process may entail public hearings.

     The standards established pursuant to environmental statutes and regulations, the interpretation of statutes and regulations and the policies governing their enforcement may change, requiring new pollution control technology or stricter standards for the control of discharge of air or water pollutants or for solid waste or ash handling and disposal. For example, the United States Supreme Court, in a 1994 decision interpreting the Resource
Conservation and Recovery Act, held that ash from the combustion of non-hazardous household and commercial waste, if tested and found to have hazardous characteristics, will be treated as a hazardous waste. In addition, new statutory and regulatory provisions may be implemented which could have retroactive application. Both Maine Energy and PERC have been testing their ash since initial start-up and the ash has generally tested as non-hazardous.
Hazardous waste, if any is detected, is disposed of appropriately at costs generally in excess of usual solid waste disposal costs. The Telogia, Florida power plant stores its ash residue on site.

     Changes in laws, regulations or policies or new interpretations of existing laws, regulations or policies, could have a material impact on the profitability, level of capital expenditures or continued operation of the waste-to-energy facilities and wood processing operations in which the Company has an interest.

RESCISSION OF TIMBER ENERGY TRANSACTION

     In connection with the Company's acquisition of the common stock of TEII, the Company is obligated to obtain the release of CNA from its current reimbursement obligations on the outstanding $13.4 million tax-exempt debt used to finance the construction of the Telogia facility by August 22, 1997.
If the Company does not obtain such release by August 22, 1997, CNA can rescind the TEII acquisition and retain $250,000 of the $1.85 million purchase price paid by the Company as liquidated damages. The closing of the restructuring of the tax-exempt debt is currently scheduled for June, 1997. However, there can be no assurance that the Company will consummate the restructuring and obtain a release of CNA from such reimbursement obligation.

FLOW CONTROL

     One response by state and local governments to the increasing problems associated with solid waste disposal was the enactment of flow control ordinances which generally require that all waste generated in the municipality enacting the ordinance be directed to a specified disposal site. The purpose of these ordinances was to control the processing of solid waste from the enacting municipalities as a means of controlling waste tipping fee revenues which were relied upon as a means to support the financing and operation of solid waste disposal facilities. The enactment of flow control ordinances was authorized pursuant to Maine law and most of the municipalities with whom Maine Energy and PERC executed long-term waste handling agreements enacted such an ordinance.
From the municipality's perspective, having such an ordinance in place was a corollary to its agreement to a "put-or-pay" waste handling agreement which requires the municipality to pay a guaranteed annual minimum fee to the waste-to-energy facility regardless of the actual amount of MSW delivered to the facility.

     In May 1994, in C&A Carbone, Inc. v. Town of Clarkstown, the United States
Supreme Court struck down, as an unlawful violation of the "commerce clause" of the United States Constitution, a flow control ordinance enacted by the Town of Clarkstown, New York. The Company does not believe that loss of flow control provisions would adversely impact operations at either Maine Energy or PERC.
The long-term waste handling agreements for such facilities contractually require the municipalities to pay for waste disposal whether or not the waste is delivered. Therefore, the municipalities have little financial incentive to pay for the disposal of MSW at alternative sites even at lower tipping fees. More significantly, however, the tipping fees charged by both Maine Energy and PERC are less than the long-term tipping fees currently being charged by landfills and other waste incinerators in the region. In addition, the closing of landfills and the remoteness of Maine from urban areas means that there are few disposal alternatives available to Maine municipalities. Finally, as transportation costs are a significant part of total disposal costs, it is unlikely that existing disposal facilities located outside of the Maine Energy or PERC facility waste generation areas would be able to lower their tipping fees to a point that would justify the incurrence of the additional transportation expense. The Company believes that comparatively low tipping fees at the Maine Energy and PERC facilities will make them attractive alternatives to waste generators who may be free to look elsewhere if flow control ordinances restricting their disposal opportunities become unenforceable, although there can be no assurance that such facilities will be attractive alternatives to waste generators.

NO CASH DIVIDENDS

     The Company has not paid any cash dividends on its Common Stock to date and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Additionally, the Credit Facility and the 8% note contain restrictions on the payment of dividends.

POTENTIAL ANTI-TAKEOVER EFFECTS OF STATE LAW
PREFERRED STOCK

     Certain provisions of New Jersey law and the Company's Restated Certificate of Incorporation could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities.

     Shares of preferred stock may be issued by the Board of Directors of the Company without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which stockholders may receive premiums for their shares of Common Stock, or otherwise dilute the rights of holders of the Common Stock and depress the market price of the Company's securities.

     In addition, the Restated Certificate of Incorporation of the Company provides for "supermajority" and "fair price" anti-takeover measures which could affect the price stockholders could receive for shares of Common Stock. The supermajority provision requires that in the event of a merger or consolidation of the Company with another corporation or the sale, lease, exchange or other disposition of all or substantially all the assets of the Company, an affirmative vote of at least 80% of all outstanding shares of voting stock shall be required to approve such transaction unless it is approved by at least the greater of three fourths of the directors or two directors who are not affiliated with said transaction.

     The fair price provision as set forth in the Restated Certificate of Incorporation requires a potential acquiring entity to obtain the approval of at least 80% of all outstanding shares of voting stock of the Company, obtain the approval of at least three fourths of the directors on the Board who are not affiliated with the transaction, or satisfy several conditions that include, among other things, holders of capital stock of the Company receiving fair market value for their shares, the payment of all outstanding dividends on capital stock of the Company, the receipt of a proxy or information statement by all holders of Common Stock describing the proposed transaction and complying with the requirements of the Exchange Act and the approval of not less than the majority of the directors not affiliated with said transaction. See
"Description of Common Stock."

LIMITATION ON USE OF TAX LOSS CARRYFORWARDS

     As of December 31, 1996, the Company had net operating loss carryforwards
("NOLs") for federal income tax purposes of approximately $47,587,000 that expire in the years 2002 through 2010. As a result of an "ownership change" which occurred during 1994, the Company's ability to utilize its pre-ownership change NOLs is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), to an amount equal to approximately $1,100,000 of taxable income per year. If the value of the Company's capital stock immediately before the 1994 ownership change were determined to be lower than that calculated by management of the Company, the annual allowable NOL deduction of $1,100,000 per year for the Company, other than TEII, would be reduced proportionately. The net operating loss carryforward of TEII is limited to approximately $874,000 per year. This limitation may be increased if the Company or TEII recognizes a gain on the disposition of an asset which had a fair market value greater than its tax basis on the date of the ownership change.

                                 USE OF PROCEEDS

     Certain statements under this caption "Use of Proceeds" constitute
"forward-looking statements" within the meaning of the Securities Act and Exchange Act. Such forward-looking statements involve known and unknown risks and uncertainties. See "Risk Factors" and "Special Note Regarding Forward-
Looking Statements."

     The Company will not receive proceeds from the sale of any of the Shares offered by the Selling Shareholders pursuant to this prospectus. However, the Company will receive up to approximately $3,963,000 upon the exercise of the Warrants and up to approximately $52,800 upon the exercise of the stock options, which the Company currently plans to use as working capital for general corporate purposes. No assurance can be given that any or all of the Warrants or stock options will be exercised.

     The use of proceeds set forth above represents the Company's present intention on the basis of circumstances at the date of this prospectus. Changes in circumstances may result in the reallocation of the net proceeds to other unexpected uses. Pending such uses, the proceeds will be invested in short term certificates of deposit or other interest bearing instruments.

                              SELLING SHAREHOLDERS

     The following sets forth certain information with respect to the Selling
Shareholders which has been provided to the Company by each such Selling
Security Holder. The Company has no knowledge of the intentions of any of the Selling Shareholders to actually sell any of the shares listed under the column
"Shares Available for Sale."  Each of the Selling Shareholders, other than
Messrs. Menonna and Sergi, has contractual restrictions on the right to sell shares. No Selling Security Holder has a material relationship with the Company other than as a result of ownership of the Shares and the Warrants, except as described below.



                                                 Shares
                                                Offered
                                              Pursuant to    Percentage of
                                   Ownership     this        Class Owned
                                    Prior to  Prospectus         After
             Selling Shareholder    Offering     (1)(2)        Offering(3)
                                                                NUMBER
                                                                PERCENT
            Baldwin & Clarke         31,500      31,500          0  *
            Companies
            Brapo Associates          5,250       5,250          0  *
            John J. Clarke, Jr.       4,374       4,374          0  *
            Crescent Capital         17,499      17,499          0  *
            Company, LLC
            K. Thomas Decoster       26,250      26,250          0  *
            Domeco Venture Capital    5,250       5,250          0  *
            Fund
            S. Edmond Farber          5,250       5,250          0  *
            Joseph R. Fichtl         57,748      57,748          0  *
            C. Leslie Frederick      26,250      26,250          0  *
            Michael Gaudette          6,999       6,999          0  *
            Barry M. Gelfand and     52,500      52,500          0  *
            Claudette L. Gelfand
            Raji A. Hakim             1,050       1,050          0  *
            Tabitha A. Hakim          1,050       1,050          0  *
            Tiffany A. Hakim          1,050       1,050          0  *
            Felix Hertza             32,898      32,898          0  *
            Norton F. Hight           5,250       5,250          0  *
            Randall V. Hight          5,250       5,250          0  *
            David E. Hill            15,262      15,262          0  *
            Intergalactic Growth      8,749       8,749          0  *
            Fund, Inc.
            L. T. Lawrence & Co.,   210,000     210,000          0  *
            Inc. (5)
            Maine Woodchips          12,600      12,600          0  *
            Associates
            Wolfe F. Model            5,250       5,250          0  *
            Morgan Steel Limited     17,499      17,499          0  *
            Ameen K. Pirasteh (4)     3,675       3,675          0  *
            Annisa B. Pirasteh (4)    3,675       3,675          0  *
            Ross Pirasteh (4)       428,624     210,000       218,624 3.2
            Anthony G. Polak IRA      5,250       5,250          0  *
            (4)
            Frederick B. Polak (4)    5,250       5,250          0  *
            Jack Polak Keogh         11,373       5,250          0  *
            Account (4)
            Jeffrey R. Power (4)     67,678      16,800        51,878  *
            Jonathan E. Rothschild   10,500      10,500          0  *
            Thomas E. Schulze         6,300       6,300          0  *
             J. Kirk Smith            5,599       5,599          0  *
            Clare and Murray          5,250       5,250          0  *
            Stadtmauer
            Kasper & Rita Terhorst    5,250       5,250          0  *
            Family Trust
            John E. Turner            3,150       3,150          0  *
            Robert E. Wetzel (4)     69,300      69,300          0  *
            Blandon G. Wiggin 1988   13,999      13,999          0  *
            Trust
            Erma N. Wiggin 1988      13,999      13,999          0  *
            Trust
                                                _______
            TOTAL                               938,025
*    Less than one percent.

     (1) Assuming the exercise of all of the Warrants to acquire 631,075 shares of Common Stock held and assuming the exercise of a stock option to purchase 15,262 shares of common stock held by the Selling Shareholders.

     (2)  The amounts indicated are as of May 22, 1997.

     (3) Based on the total number of shares of Common Stock outstanding as of the date of this prospectus and assuming the sale of all the Shares offered hereby, including Shares obtained upon the exercise of all of the Warrants and Stock Options.

     (4)  Messrs. Hill and Wetzel are officers of the Company.  Mr. Ross
Pirasteh is a director and officer of the Company. The Pirastehs (other than Ross Pirasteh) are relatives of Ross Pirasteh. Messrs. Jack Polak and Jeffrey
R. Power are directors of the Company. Mr. Anthony G. Polak is the son of Mr. Jack Polak.

     (5) L.T. Lawrence & Co., Inc. served as a financial consultant to the Company from June 1996 to December 31, 1996.

                              PLAN OF DISTRIBUTION

     The Shares may be offered for sale from time to time by the Selling
Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling
Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Act, and any commissions received by them and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act.

                           DESCRIPTION OF COMMON STOCK

AUTHORIZED STOCK

     The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 13,333,333 shares of Common Stock and 10,000,000 shares of "blank check" preferred stock, no par value, and, pursuant to a Certificate of Amendment to the Company's Restated Certificate of Incorporation filed on May
16, 1997, 20,000,000 shares of Common Stock.  As of May 12, 1997, there were
6,907,262 shares of Common Stock issued and outstanding and held of record by 180 stockholders of record, and no shares of the Company's preferred stock outstanding.

     Common Stock. Stockholders are entitled to one vote for each share of the Common Stock held of record on all matters to be voted by stockholders.
Stockholders are not entitled to cumulate their votes in the election of directors. Subject to the prior rights of holders of preferred stock of the Company which may be issued, the holders of Common Stock are entitled to dividends, when and if declared by the Board of Directors, out of funds legally available therefor. The Credit Facility and the 8% note, however, contain restrictions on dividends. See "Risk Factors -- No Dividends." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common
Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

     Preferred Stock. No shares of preferred stock of the Company are outstanding. The Board of Directors has the authority without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more series and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series, and the designation of such series. Such issuance of preferred stock may adversely affect, among other things, the voting rights of existing stockholders. The Company is presently negotiating the issuance of the Series A Preferred and the Series B Preferred.

OTHER PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

     The Company's Restated Certificate of Incorporation contains certain provisions known as "supermajority" and "fair price" provisions which are anti-takeover measures and could affect the price stockholders could receive for shares of Common Stock.

     Supermajority Provision. The "supermajority" provision is intended to encourage a corporation seeking to enter into a merger or consolidation with the Company or a sale of all or substantially all of the assets of the Company to negotiate these transactions with the "Disinterested Directors" (as defined) to ensure that such transactions have the substantial support of such directors before submission to the stockholders.

     The supermajority provision requires for approval of a merger or consolidation between the Company and another corporation, or a sale of substantially all of the assets of the Company, the affirmative vote of at least
80% of the combined voting power of the then outstanding voting stock voting together as a single class (an "80% Stockholder Vote") in addition to any other
Stockholder vote required. The 80% Stockholder Vote would not apply if the proposed transaction is approved by the greater of (i) at least three-fourths of the Disinterested Directors or (ii) two Disinterested Directors. A Disinterested
Director is any person who is a member of the Board of Directors, while such person is a member of the Board, who is not an Affiliate, Associate (as those terms are defined in Rule 12b-2 under the Exchange Act) or representative of the other party to the transaction with the Company and who was either a member of the Board at the time the supermajority provision was approved by the Board, or who was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of Disinterested Directors.

     Fair Price Provision.  The "fair price" provision is intended to
(i) override New Jersey's corporation law which provides that a majority in interest of stockholders voting thereon is required for a merger by a corporation, unless such corporation's certificate of incorporation specifies a higher percentage and (ii) prevent a two-tier front-end loaded pricing method for corporate takeovers. In this type of takeover attempt, the bidder tenders for that percentage of shares which will give it sufficient votes to approve a merger providing for the elimination of minority stockholders, as the method of buying the remaining shares. The consideration given for a corporation's shares in this type of merger can be, and frequently is, in a different form than that given in the tender offer. For example, the bidder may pay cash to purchase a controlling position and thereafter approve a merger in which the remaining stockholders receive securities of the bidder (or one of its subsidiaries).
Moreover, the value of the securities exchanged in the second step may be substantially less than the amount of cash or the value of the other consideration given in the first step. Accordingly, the stockholders are induced to tender initially.

     The fair price provision requires an 80% Stockholder Vote for certain transactions with an Interested Shareholder (as defined) unless specified price criteria and procedural requirements are met and a majority of the entire Board of Directors approves the Business Combination (as defined) or the approval of not less than three-fourths of the Continuing Directors (as defined) is given.
If the latter occurred, then the proposed Business Combination would be subject to the normal approval requirements under New Jersey law.

     An "Interested Shareholder" is defined as any person, other than the Company or any subsidiary or any employee benefit plan of the Company or of any subsidiary or fiduciary of such a plan, or any person who was a director of the Company on the date the provision was adopted by the Board of Directors (such persons being Messrs. Nicholas Menonna, Jr., Martin J. Sergi and Marshall S.
Sterman) who (i) is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, (ii) is an Affiliate (as defined) or Associate of the Company and within the prior two years was the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, or (iii) is the assignee of or has otherwise succeeded to the beneficial ownership of any voting stock beneficially owned by an Interested Shareholder within such two-year period, if such assignment or succession occurred pursuant to a transaction or any series of transactions not involving a public offering within the meaning of the Securities Act. The term "beneficial owner" includes any person directly or indirectly owning or having the right to vote or acquire shares.

     The terms "Affiliate" and "Associate" have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act, as in effect on December 31, 1993.

     A "Business Combination" includes the following transactions: (1) a merger or consolidation of the Company or any of its subsidiaries with an Interested
Shareholder or any other corporation which is or after such transaction becomes an Affiliate or Associate of an Interested Shareholder; (2) the sale or other disposition to, with or by any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder involving any assets or securities of the Company, any subsidiary or any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder valued at $20,000,000 or more; (3) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; (4) any reclassification of securities or recapitalization of the Company, merger or consolidation of the Company with any subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of the Company's stock, or securities convertible into stock of any class or series of the Company's stock or into equity securities of any subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; or (5) any agreement, contract or other arrangement providing for any one or more of the actions referred to above.

     A "Continuing Director" is any member of the Board, while a member of the Board, who is not an Affiliate or Associate or a representative of the Interested Shareholder and either was a director at the time the fair price provision was adopted by the Board or was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of the Continuing
Directors.

     An 80% Stockholder Vote would not be required if the proposed Business
Combination is approved by not less than three-fourths of the Continuing
Directors or certain minimum price criteria and procedural requirements are satisfied and not less than a majority of the entire Board of Directors approves the transaction.

                                  LEGAL MATTERS

     The law firm of McDermott, Will & Emery, 50 Rockefeller Plaza, New York,
New York 10020 acted as counsel for the Company in connection with the validity of the Common Stock offered hereby.

                                     EXPERTS

     The audited consolidated financial statements and schedules of the Company and PERC included in the Company's Annual Report (Form 10-K) for the year ended
December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports thereon included therein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.







               No dealer, salesman or
          any other person has been
          authorized to give any
          information or to make any
          representation other than
          those contained in this                  938,025
          Prospectus and, if given or
          made, such information or
          representation must not be               Shares of Common Stock
          relied upon as having been
          authorized by the Company, by
          any Selling Shareholder or by
          any other person.  This                  KTI, INC.
          Prospectus does not constitute
          an offer to sell or a
          solicitation of an offer to
          buy the securities offered
          hereby to any person or by
          anyone in any jurisdiction in
          which such offer or
          solicitation may not lawfully
          be made.  Neither the delivery
          of this Prospectus nor any
          sale made hereunder shall,
          under any circumstances,
          create any implication that
          there has been no change in
          the affairs of the Company
          since the date hereof, or that
          the information herein
          contained is correct as of any
          time subsequent to its date.


               TABLE OF CONTENTS                   PROSPECTUS

			            PAGE
     Available Information . . . .
     Incorporation of Certain
       Information by Reference  .
     Summary . . . . . . . . . . .
     Discontinued Operations . . .
     The Offering  . . . . . . . .
     Risk Factors  . . . . . . . .
     Use of Proceeds . . . . . . .                 ______, 1997
     Selling Shareholders  . . . .
     Plan of Distribution  . . . .
     Description of Common Stock .
     Legal Matters . . . . . . . .
     Experts . . . . . . . . . . .




                                     PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in this Registration Statement. The Company has agreed to pay all of the costs and expenses of this Offering.

               SEC Registration fee                           $ 2,324
               *Blue Sky fees and expenses                          -
               *Legal fees and expenses                         6,000
               *Accounting fees and expenses                    3,000
               *Miscellaneous                                     500
                                                               ______
               *TOTAL                                         $11,845


*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant's Restated Certificate of Incorporation provides that it shall indemnify its officers, directors, employees and agents to the full extent permitted by law.

     Statutory authority for such indemnification is contained in Title 14A, New
Jersey Business Corporation Act, Revised Statutes of New Jersey, N.J.S.A.
14A:3-5, the material provisions of which may be summarized as follows:

     NON-DERIVATIVE PROCEEDINGS (PROCEEDINGS OTHER THAN THOSE BROUGHT BY OR IN
THE RIGHT OF THE CORPORATION). A corporation may indemnify an actual or prospective party to a proceeding or investigation if he became such because he is or was a director, officer, employee or agent of the corporation, or of a constituent corporation absorbed by such corporation in a consolidation or merger, or is or was serving at the request of the indemnifying or constituent corporation as a director, officer, trustee, employee or agent of another enterprise. To be eligible for such indemnity, the party must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and also, in a criminal proceeding, he must have had no reasonable cause to believe that his conduct was unlawful. Such indemnity may be against judgments, fines, settlements, and penalties and reasonable expenses (including counsel fees) incurred in connection with such proceeding.

     DERIVATIVE PROCEEDINGS (PROCEEDINGS BY OR IN THE RIGHT OF THE CORPORATION).
A corporation may indemnify such actual or prospective party to a proceeding or investigation against his reasonable expenses (including counsel fees) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but not against judgments, fines, settlements or penalties in connection with such proceedings or investigation. However, if such party has been adjudged to be liable to the corporation, he may be indemnified for expenses only if a court determines that, despite such adjudication of liability, in the circumstances of the case indemnity of such party is fair and reasonable.

     DETERMINATION REGARDING INDEMNIFICATION.  Indemnification of a party
(unless ordered by a court) is dependent upon a determination that such indemnification is proper because the party has met the above standards applicable to him, such determination to be made by (a) the Board of Directors or a committee thereof acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceedings or
(b) under certain circumstances, by independent legal counsel in a written opinion or by the shareholders of the corporation. Upon the making of such determination in the appropriate manner, a corporation may advance expenses in connection with a proceeding upon receipt of an undertaking by the party to repay them if it is ultimately determined that he is not entitled to indemnification.

     OTHER MATERIAL PROVISION. In all cases, if the party has been successful in a proceeding on the merits or otherwise, or in defense of any matter therein, he is entitled to indemnification for his reasonable expenses (including counsel fees). The indemnification provided by statute is not exclusive of other rights of indemnification and inures to the benefit of the party's legal representative. A corporation may purchase and maintain insurance against expenses incurred by, and liabilities asserted against, directors, officers, employees or agents whether or not the corporation would be empowered to provide such indemnity.

ITEM 16.  EXHIBITS.

     The following exhibits, which are furnished with this Registration
Statement or incorporated herein by reference, are filed as part of this Registration Statement.

EXHIBIT INDEX

*4.1   Specimen Form of Common Stock Certificate.
#4.2   Certificate of Amendment to the Restated Certificate of Incorporation
       of KTI, Inc.
#5     Opinion of McDermott, Will & Emery
#23.1  Consent of Ernst & Young LLP.
#23.2  Consent of McDermott, Will & Emery (contained in Exhibit 5).
24     Power of Attorney (on signature page).
________________________

*    Filed as an Exhibit to Registrant's Registration Statement on Form S-4
    (No. 33-85234) effective January 6, 1995.
#    Filed herewith.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guttenberg in the State of New Jersey, on May 27, 1997.

                                        KTI, INC.

                                        By:  /s/ Nicholas Menonna, Jr.
                                              Nicholas Menonna, Jr., Chairman of
                                              the Board of Directors and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Nicholas Menonna, Jr. and Martin J. Sergi or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                     TITLE                        DATED


/s/ Nicholas Menonna, Jr.     Chairman and Chief           May 27, 1997
Nicholas Menonna, Jr.         Executive Officer
                              (Principal Executive
                              Officer)

SIGNATURE                     TITLE                        DATED



/s/ Martin J. Sergi         Vice Chairman, President,      May 27, 1997
Martin J. Sergi             Chief Operating Officer,
                            Chief Financial Officer,
                            Treasurer, and Director
                            (Principal Financial
                            Officer and Principal
                            Accounting Officer)

/s/ Ross Pirasteh           Chairman of the Executive      May 27, 1997
Ross Pirasteh               Committee and Director


/s/ Dibo Attar              Director                       May 27, 1997
Dibo Attar


/s/ Jack Polak              Director                       May 27, 1997
Jack Polak


/s/ Jeffrey R. Power        Director                       May 27, 1997
Jeffrey R. Power


/s/ Kenneth A. Rubin        Director                       May 27, 1997
Kenneth A. Rubin


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